Filed pursuant to Rule 424(b)(3)
SEC File No. 333-284365
PROSPECTUS SUPPLEMENT NO. 8
(to Prospectus dated February 13, 2025)

Blaize Holdings, Inc.

89,550,141 Shares of Common Stock
898,250 Warrants to Purchase Shares of Common Stock
29,698,250 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates, amends and supplements the prospectus dated February 13, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-284365). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to replace the sections of the Prospectus titled “Business—Customers and Prospective Customers” and “Legal Proceedings” in their entirety as set forth below:

Customers

Historical Revenue and Growth Expectations

Our revenue is historically derived from significant customers, some of whom may be related parties. During the first nine months of 2025, our revenue was derived from two significant customers. The first significant customer, located in the Asia Pacific region, is not a related party, and comprised 70% of our revenue during the first nine months of 2025. The other significant customer, located in North America, is a related party and comprised 20% of our revenue during the first nine months of 2025. In 2025, all of our revenue was derived from sales of hardware and software products, and no revenue was derived from services.

In 2024, 98% of our revenue was derived from two different customers, located in both North America and Asia Pacific, and both of whom were related parties. In 2024, substantially all of our revenue was derived from services revenue, and these development services contracts have expired.

We expect our growth to continue in both Asia-Pacific, North America, and the Persian Gulf region, as further described, below.

Since our revenue is currently concentrated among a small number of customers, revenue recognized from any one significant customer may change the geographical mix of our revenue. Going forward, we expect to derive revenue primarily from sales of our hardware and software products and also from professional services.

Purchase Order Contract Agreement (the “POCA”) in the Persian Gulf Region

On May 1, 2024, Blaize entered into a Purchase Order Contract Agreement (the “POCA”) with a UAE private company (the “POCA Counterparty”) that provides defense and other solutions to government entities in the Gulf Cooperation Council region. The initial agreement related to solutions for a defense entity in UAE (collectively, the “Customer”). The POCA was amended on October 18, 2024 to add additional detail regarding hardware and software requirements and estimated delivery schedules. Under the POCA, Blaize expects to provide several solutions to the POCA Counterparty that require low latency, low power and high-performance compute in the field. Specifically, the POCA Counterparty, as the Technical Service Provider (“TSP”) licensed by the Department of Economic Development, Abu Dhabi, Government of United Arab Emirates, and Blaize, as the supplier of equipment, software and/or managed services to TSP for the purpose of installation, provision, operations and/or maintenance of TSP’s networks (in such capacity, the “Vendor”), agreed that the Vendor will supply equipment and services for consideration of up to $104.0 million. Blaize will provide its technology platform to TSP on a project-by-project basis. Each of the project offerings includes a specific combination of Blaize’s software and hardware products, as well as customized delivery, development and installation solutions, to be determined by each end user’s specific needs.

The POCA established a timeline for each of the projects, including deadlines for the deliverables that TSP will require, beginning in the third quarter of 2024 through the fourth quarter of 2025. The timelines were predicated on the Customer defining the first field trials based on its data, after which production of the final solutions would commence. The POCA will continue to be in full force and effect unless terminated earlier by TSP.

Performance of the parties’ obligations under the POCA has been delayed as the Customer changed its initial field trial priorities. As of November 28, 2025, Blaize has not shipped any products or received any payments from the POCA Counterparty. Under the terms of the POCA, Blaize must receive advance payment by the POCA Counterparty before the shipment of any product. Though no revenues have been realized under the terms of the POCA to date, Blaize is expecting to initiate work on field trials once the Customer has identified the specific use cases and provides access to its data. The pace of deployment is contingent on the timing of the Customer’s decisions, and there is no guarantee that field trials will be successful.

We believe that the solutions Blaize is currently developing for TSP and the Customer demonstrate Blaize’s capability to create a full-stack solution for the defense and other industries, and we have been in discussions with the POCA Counterparty throughout 2025 about additional potential opportunities, though there can be no guarantee that such discussions will result in any definitive agreement between the parties.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. Except as listed below, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, may have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Jefferies LLC v. Blaize Holdings, Inc. (formerly known as BurTech Acquisition Corp.)

On September 9, 2024, BurTech entered into an Advisory Services Engagement Letter with Jefferies LLC (“Jefferies”) to serve as its exclusive capital markets advisor in connection with the consummated transaction involving Legacy Blaize (i.e. the Business Combination) (the “Jefferies Engagement Letter”).

On April 7, 2025, Jefferies commenced a lawsuit against the Company in the Supreme Court of the State of New York, County of New York, seeking summary judgment in lieu of complaint. The lawsuit alleged that pursuant to the Jefferies Engagement Letter, Jefferies was entitled to receive a fee of $4.5 million conditional on the Closing of the Business Combination, with the option for the Company to defer up to $1.0 million of this fee for up to 12 months post-closing, and $0.5 million in reimbursable expenses. Jefferies alleged that no fees had been paid to Jefferies under the Jefferies Engagement Letter. Jefferies sought $3.5 million for its fees, as well as $0.5 million in expense reimbursement, as well as pre-and post-judgment interest and attorneys’ fees and legal costs incurred in connection with the lawsuit.

On September 3, 2025, the Supreme Court of the State of New York denied Jefferies’ motion for summary judgment in lieu of complaint. Additionally, the Supreme Court of the State of New York ordered Jefferies to file and serve a complaint to the Company within 20 days of service of the order, with the parties to appear for a preliminary conference on November 18, 2025. On September 19, 2025, Jefferies filed and served a complaint to the Company by and through its retained counsel in the Supreme Court of the State of New York.

On November 30, 2025, Blaize and Jefferies settled the matter.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “BZAI” and “BZAIW,” respectively. On December 17, 2025, the closing prices for our Common Stock and Warrants on the Nasdaq Stock Market LLC were $2.07 per share of Common Stock and $0.45 per Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 18, 2025